FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .....October................................................................. , 2010
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No           X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):82-....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date....October 27, 2010....	By....../s/...... Masashiro Kobayashi .............
(Signature)*
Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2010

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2010
October 27, 2010
CONSOLIDATED RESULTS FOR THE THIRD QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2010	September 30, 2009			September 30, 2010
Net sales	¥913,151	¥774,324	+	17.9	$10,870,845
Operating profit	104,424	59,989	+	74.1	1,243,143
Income before income taxes	108,826	63,548	+	71.3	1,295,548
Net income attributable to Canon Inc.	¥68,195	¥36,734	+	85.6	$811,845

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥55.07	¥29.76	+	85.0	$0.66
- Diluted	55.07	29.76	+	85.0	0.66

CONSOLIDATED RESULTS FOR THE NINE MONTHS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months	Nine months			Nine months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	September 30, 2010	September 30, 2009			September 30, 2010	2010
Net sales	¥2,639,035	¥2,255,143	+	17.0	$31,417,083	¥3,710,000	+	15.6
Operating profit	304,705	124,927	+	143.9	3,627,440	390,000	+	79.7
Income before income taxes	310,329	121,434	+	155.6	3,694,393	390,000	+	77.8
Net income attributable to Canon Inc.	¥192,644	¥70,083	+	174.9	$2,293,381	¥245,000	+	86.1

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥155.79	¥56.77	+	174.4	$1.85	¥198.43	+	86.1
- Diluted	155.79	56.77	+	174.4	1.85	-		-

	Actual
	As of	As of	Change(%)		As of
	September 30, 2010	December 31, 2009			September 30, 2010

Total assets	¥4,030,551	¥3,847,557	+	4.8	$47,982,750

Canon Inc. stockholders’ equity	¥2,654,979	¥2,688,109	-	1.2	$31,606,893

Notes: 1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	U.S. dollar amounts are translated from yen at the rate of JPY84=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2010, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2010 Third Quarter in Review
Looking back at the global economy in the third quarter of 2010, economic conditions continued to improve broadly throughout the world. In Japan, consumer spending showed signs of recovery thanks to the effects of such efforts as domestic economic stimulus measures, while in the United States, consumer spending grew steadily despite the unemployment rate remaining at a relatively high level and other concerns. While Europe recorded growth in exports, the pace of economic recovery remained modest as financial concerns within the region were not fully eased. The Asian economies, such as China and India, along with other emerging countries, recorded stable expansion.
As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for network digital multifunction devices (MFDs) recovered, mainly for color models. Additionally, laser printers have rebounded steadily compared with the previous year. As for the consumer products market, demand for digital single-lens reflex (SLR) cameras maintained solid growth across global markets. Although sales of compact digital cameras grew sluggishly in developed countries, demand in emerging markets, such as those in Asia, displayed healthy growth, leading to solid expansion overall. With regard to inkjet printers, demand continued to recover at a steady pace. In the industry and others market, market conditions for semiconductor lithography equipment were marked by an upturn in order placements, owing to improved sentiment within the semiconductor device market, whereas demand for liquid crystal display (LCD) lithography equipment remained relatively unchanged compared with the previous-year level. The average values of the yen during the third quarter and first nine months of the year were ¥85.79 and ¥89.40 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥8 and ¥5, and ¥110.61 and ¥116.30 to the euro, year-on-year appreciations of approximately ¥23 and ¥13.
Amid the impact of the sharp appreciation of the yen, net sales for the quarter totaled ¥913.2 billion (U.S.$10,871 million), an increase of 17.9% from the year-ago period, and ¥2,639.0 billion (U.S. $31,417 million) for the first nine months, an increase of 17.0%, owing to a substantial recovery in sales of laser printers among office products, continued robust sales of such consumer products as digital SLR cameras, the turnaround within the industry and others market, and the effects of consolidation arising from corporate acquisitions, such as that of Océ N.V. Although the strong yen had a significant impact, the quarterly gross profit ratio rose 3.8 points year on year to 48.9%, and improved 4.8 points to 48.9% for the nine-month period, mainly reflecting the launch of new products and ongoing cost-cutting efforts, along with heightened production turnover accompanying ramped up production. As a result, gross profit rose by 27.9% to ¥446.9 billion (U.S.$5,320 million) for the third quarter and increased by 29.9% to ¥1,290.8 billion (U.S.$15,367 million) for the nine months ended September 30, 2010. Despite the impact of aggressive sales-promotion spending and consolidation, continued Group-wide efforts to thoroughly reduce spending contributed to an operating expenses to sales ratio of 37.5% for the quarter, approximately the same level as for the corresponding period for the previous year, and an improvement of 1.2 points to 37.4% for the nine-month period. Consequently, operating profit recorded growth of 74.1% to ¥104.4 billion (U.S.$1,243 million) for the quarter, and increased approximately 2.4 fold to ¥304.7 billion (U.S.$3,627 million) for the nine-month period. Other income (deductions) recorded an increase largely due to an improvement in foreign currency exchange gains and losses, leading to income before income taxes for the third quarter of ¥108.8 billion (U.S.$1,296 million), an increase of 71.3% year on year, and ¥310.3 billion (U.S.$3,694 million) for the nine months ended September 30, 2010, an approximately 2.6-fold leap from the corresponding period of the previous year. Net income attributable to Canon Inc. grew by 85.6% to ¥68.2 billion (U.S.$812 million) for the quarter, and jumped 2.7 fold to ¥192.6 billion (U.S.$2,293 million) for the nine-month period.
Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥55.07 (U.S.$0.66), an increase of ¥25.31 (U.S.$0.30) compared with the corresponding quarter of the previous year, and ¥155.79 (U.S.$1.85) for the first nine months of 2010, a year-on-year increase of ¥99.02 (U.S.$1.18).

Results by Segment
Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, while sales volume of color network digital MFDs increased by 38% boosted by the recovery in demand for office equipment along with the introduction of new imageRUNNER ADVANCE-series products, sales volume for monochrome models increased by 24%, reflecting the recovering market conditions. Laser printers, which suffered sluggish sales in the corresponding quarter of the previous year largely due to an adjustment of inventory levels, recorded an increase in sales volume of 61%. Consequently, despite the significant effects of the strong yen, third-quarter sales for the segment totaled ¥506.9 billion (U.S.$6,035 million), growing 25.6% year on year, and ¥1,438.0 billion (U.S.$17,119 million) for the nine months ended September 30, 2010, an increase of 21.9%. Operating profit increased 30.3% to ¥76.3 billion (U.S.$908 million) for the third quarter, and 56.0% to ¥232.2 billion (U.S.$2,764 million) for the combined nine-month period, mainly as a result of expanded sales and the rise in the gross profit ratio.
Within the Consumer Business Unit, sales volumes of such new digital SLR cameras as the new EOS Digital Rebel T2i (EOS 550D) and the competitively priced EOS Digital Rebel T1i (EOS 500D), along with the EOS 5D Mark II and EOS 7D advanced-amateur models, sustained healthy growth. As for compact digital cameras, the Company launched a new ELPH (IXUS)-series model and four new PowerShot-series models, boosting sales volumes particularly in emerging markets. Consequently, sales volume for digital cameras realized a year-on-year increase of 10%. With respect to inkjet printers, although sales displayed solid growth, particularly in Asia, sales volume decreased slightly from the year-ago level. Amid the strong yen environment, sales for the segment rose 3.3% year on year to ¥324.8 billion (U.S.$3,866 million), and 10.2% to ¥979.1 billion (U.S.$11,656 million) for the first nine months. Operating profit increased by 14.0% to ¥58.8 billion (U.S.$700 million) for the quarter, and by 59.7% to ¥173.0 billion (U.S.$2,060 million) for the nine-month period, largely reflecting increased sales and the rise in the gross profit ratio owing to the effects of cost reductions.
In the Industry and Others Business Unit, semiconductor-related independent business sales by Group subsidiaries grew while sales volume of LCD lithography equipment increased appreciably. Sales volume of semiconductor lithography equipment, while remaining at a low level, also gained modestly. As a result, sales for the segment increased 31.7% to ¥109.8 billion (U.S.$1,307 million) for the quarter, and 18.2% to ¥301.0 billion (U.S.$3,584 million) for the combined nine months. Operating profit totaled ¥4.4 billion (U.S.$52 million) for the quarter, a turnaround of ¥21.6 billion (U.S.$257 million) year on year while for the nine-month period, operating loss totaled to ¥4.0 billion (U.S.$47 million), a turnaround of ¥37.0 billion (U.S.$441 million) from the year-ago period owing to expanded sales combined with an improved gross profit ratio.
Cash Flow
During the combined nine months of 2010, cash flows from operating activities totaled ¥519.4 billion (U.S.$6,184 million), an increase of ¥144.9 billion (U.S.$1,725 million) from the year-ago period, mainly due to the continued significant increase in profit. Although investments, such as for the acquisition of shares of Océ N.V. to strengthen the printing business, increased substantially, capital investment was focused on items relevant to introducing new products, which led to a year-on-year decrease in cash flows from investing activities of ¥43.0 billion (U.S.$512 million) to ¥243.2 billion (U.S.$2,895 million). Accordingly, free cash flows totaled ¥276.2 billion (U.S.$3,288 million), an increase of ¥187.9 billion (U.S.$2,237 million) from the corresponding year-ago period.
Cash flows from financing activities recorded an outlay of ¥268.0 billion (U.S.$3,190 million), mainly arising from the dividend payout, the repurchases of treasury stock, and the partial repayment of borrowings of Océ N.V. Cash and cash equivalents decreased by ¥35.6 billion (U.S.$424 million) to ¥759.4 billion (U.S.$9,040 million) from the end of the previous year due to the foreign currency translation adjustments stemming from the strong yen.

Outlook
As for the outlook in the fourth quarter, although developed countries face uncertainty regarding future prospects due to such factors as employment problems and fiscal challenges, these economies appear to be steadily headed toward recovery while China and other emerging nations, which are expected to fuel global growth, are likely to continue enjoying healthy expansion.
In the businesses in which Canon is involved, within the office equipment market, demand for such products as color network digital MFDs and laser printers is projected to head toward a recovery. With respect to the consumer products market, demand for digital SLR cameras is expected to achieve solid growth while sales of compact digital cameras are anticipated to expand modestly. Demand for inkjet printers is likely to expand gradually in response to the economic turnaround. As for the industry and others market, demand for semiconductor lithography equipment is expected to regain momentum as device makers begin investing again, while demand for LCD lithography equipment is also expected to increase significantly as LCD panel manufacturers boost production.
With regard to currency exchange rates for the fourth quarter, on which Canon’s performance outlook is based, despite the uncertainty over future interest rate policies for major countries and other factors along with the effects of the fiscal concerns in Europe, Canon anticipates exchange rates for the period of ¥80 to the U.S. dollar and ¥115 to the euro, representing appreciations of approximately ¥10 against the U.S. dollar, and approximately ¥18 against the euro compared with the previous year. Upon taking into consideration current business sentiment based on these foreign exchange rate assumptions, Canon has revised its previous projections as follows: net sales of ¥3,710.0 billion (U.S.$44,167 million), a year-on-year increase of 15.6%; operating profit of ¥390.0 billion (U.S.$4,643 million), a year-on-year increase of 79.7%; income before income taxes of ¥390.0 billion (U.S.$4,643 million), a year-on-year increase of 77.8%; and net income attributable to Canon Inc. of ¥245.0 billion (U.S.$2,917 million), a year-on-year increase of 86.1%.

Consolidated Outlook Fiscal year	Millions of yen

	Year ending		Change	Year ended	Change (%)
	December 31, 2010			December 31, 2009
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,750,000	¥3,710,000	¥(40,000)	¥3,209,201	+ 15.6%
Operating profit	360,000	390,000	30,000	217,055	+ 79.7%
Income before income taxes	360,000	390,000	30,000	219,355	+ 77.8%
Net income attributable to
Canon Inc.	¥240,000	¥245,000	¥5,000	¥131,647	+ 86.1%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,	Change	September 30,
	2010	2009		2010
ASSETS
Current assets:
Cash and cash equivalents	¥759,399	¥795,034	¥(35,635)	$9,040,464
Short-term investments	58,867	19,089	39,778	700,798
Trade receivables, net	541,538	556,572	(15,034)	6,446,881
Inventories	470,717	373,241	97,476	5,603,774
Prepaid expenses and other current assets	304,347	273,843	30,504	3,623,178

Total current assets	2,134,868	2,017,779	117,089	25,415,095
Noncurrent receivables	17,083	14,936	2,147	203,369
Investments	81,301	114,066	(32,765)	967,869
Property, plant and equipment, net	1,235,385	1,269,785	(34,400)	14,706,964
Intangible assets, net	163,298	117,396	45,902	1,944,024
Other assets	398,616	313,595	85,021	4,745,429

Total assets	¥4,030,551	¥3,847,557	¥182,994	$47,982,750

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥7,649	¥4,869	¥2,780	$91,060
Trade payables	400,904	339,113	61,791	4,772,667
Accrued income taxes	85,077	50,105	34,972	1,012,821
Accrued expenses	316,089	274,300	41,789	3,762,964
Other current liabilities	131,138	115,303	15,835	1,561,167

Total current liabilities	940,857	783,690	157,167	11,200,679
Long-term debt, excluding current installments	5,185	4,912	273	61,726
Accrued pension and severance cost	183,403	115,904	67,499	2,183,369
Other noncurrent liabilities	69,883	63,651	6,232	831,940

Total liabilities	1,199,328	968,157	231,171	14,277,714

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,080,500
Additional paid-in capital	407,087	404,293	2,794	4,846,274
Legal reserve	56,257	54,687	1,570	669,726
Retained earnings	2,917,861	2,871,437	46,424	34,736,440
Accumulated other comprehensive income (loss)	(349,989)	(260,818)	(89,171)	(4,166,536)
Treasury stock, at cost	(550,999)	(556,252)	5,253	(6,559,511)

Total Canon Inc. stockholders’ equity	2,654,979	2,688,109	(33,130)	31,606,893

Noncontrolling interests	176,244	191,291	(15,047)	2,098,143

Total equity	2,831,223	2,879,400	(48,177)	33,705,036

Total liabilities and equity	¥4,030,551	¥3,847,557	¥182,994	$47,982,750

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,		September 30,
	2010	2009		2010
Notes:

1. Allowance for doubtful receivables	¥15,700	¥11,343		$186,905
2. Accumulated depreciation	1,920,904	1,815,982		22,867,905
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(287,890)	(202,628)		(3,427,262)
Net unrealized gains and losses on securities	128	3,285		1,524
Net gains and losses on derivative instruments	(287)	71		(3,417)
Pension liability adjustments	(61,940)	(61,546)		(737,381)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. CONSOLIDATED STATEMENTS OF INCOME

					Thousands of
Results for the third quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2010	September 30, 2009			September 30, 2010

Net sales	¥913,151	¥774,324	+	17.9	$10,870,845
Cost of sales	466,240	425,001			5,550,476

Gross profit	446,911	349,323	+	27.9	5,320,369
Operating expenses:
Selling, general and administrative expenses	265,413	215,607			3,159,678
Research and development expenses	77,074	73,727			917,548

	342,487	289,334			4,077,226

Operating profit	104,424	59,989	+	74.1	1,243,143
Other income (deductions):
Interest and dividend income	1,544	970			18,381
Interest expense	(207)	(20)			(2,464)
Other, net	3,065	2,609			36,488

	4,402	3,559			52,405

Income before income taxes	108,826	63,548	+	71.3	1,295,548

Income taxes	39,904	24,604			475,048

Consolidated net income	68,922	38,944			820,500
Less: Net income attributable to noncontrolling interests	727	2,210			8,655

Net income attributable to Canon Inc.	¥68,195	¥36,734	+	85.6	$811,845

Note:	Consolidated comprehensive income for the three months ended September 30, 2010 and 2009 was JPY 52,105 million (U.S.$620,298 thousand) and JPY 2,845 million, respectively.

					Thousands of
Results for the nine months	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2010	September 30, 2009			September 30, 2010

Net sales	¥2,639,035	¥2,255,143	+	17.0	$31,417,083
Cost of sales	1,348,193	1,261,541			16,049,916

Gross profit	1,290,842	993,602	+	29.9	15,367,167
Operating expenses:
Selling, general and administrative expenses	756,238	641,342			9,002,834
Research and development expenses	229,899	227,333			2,736,893

	986,137	868,675			11,739,727

Operating profit	304,705	124,927	+	143.9	3,627,440
Other income (deductions):
Interest and dividend income	4,287	3,761			51,036
Interest expense	(1,160)	(241)			(13,810)
Other, net	2,497	(7,013)			29,727

	5,624	(3,493)			66,953

Income before income taxes	310,329	121,434	+	155.6	3,694,393

Income taxes	113,879	48,709			1,355,703

Consolidated net income	196,450	72,725			2,338,690
Less: Net income attributable to noncontrolling interests	3,806	2,642			45,309

Net income attributable to Canon Inc.	¥192,644	¥70,083	+	174.9	$2,293,381

Note:	Consolidated comprehensive income for the nine months ended September 30, 2010 and 2009 was JPY 104,852 million (U.S.$1,248,238 thousand) and JPY 94,118 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. DETAILS OF SALES

	Millions of yen				Thousands of
Results for the third quarter					U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by business unit	September 30,	September 30,	Change(%)		September 30,
	2010	2009			2010
Office	¥506,915	¥403,645	+	25.6	$6,034,702
Consumer	324,773	314,497	+	3.3	3,866,345
Industry and Others	109,774	83,362	+	31.7	1,306,833
Eliminations	(28,311)	(27,180)		-	(337,035)

Total	¥913,151	¥774,324	+	17.9	$10,870,845

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	September 30,	September 30,	Change(%)		September 30,
	2010	2009			2010
Japan	¥159,919	¥161,863	-	1.2	$1,903,798
Overseas:
Americas	246,695	217,512	+	13.4	2,936,845
Europe	288,012	237,452	+	21.3	3,428,714
Other areas	218,525	157,497	+	38.7	2,601,488

	753,232	612,461	+	23.0	8,967,047

Total	¥913,151	¥774,324	+	17.9	$10,870,845

	Millions of yen				Thousands of
Results for the nine months					U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
Sales by business unit	September 30,	September 30,	Change(%)		September 30,
	2010	2009			2010
Office	¥1,437,992	¥1,179,945	+	21.9	$17,118,952
Consumer	979,087	888,431	+	10.2	11,655,798
Industry and Others	301,032	254,680	+	18.2	3,583,714
Eliminations	(79,076)	(67,913)		-	(941,381)

Total	¥2,639,035	¥2,255,143	+	17.0	$31,417,083

	Millions of yen				Thousands of
					U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
Sales by region	September 30,	September 30,	Change(%)		September 30,
	2010	2009			2010
Japan	¥497,580	¥504,745	-	1.4	$5,923,571
Overseas:
Americas	721,189	619,372	+	16.4	8,585,583
Europe	829,659	686,627	+	20.8	9,876,893
Other areas	590,607	444,399	+	32.9	7,031,036

	2,141,455	1,750,398	+	22.3	25,493,512

Total	¥2,639,035	¥2,255,143	+	17.0	$31,417,083

Notes:	1.	The primary products included in each of the segments are as follows:
Office :	Office network digital multifunction devices (MFDs) / Color network digital MFDs /Personal-use network digital MFDs /
Office copying machines /Full-color copying machines /Personal-use copying machines /Laser printers / Large format inkjet printers
Consumer :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders /
Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / Broadcasting equipment

	Industry and Others :	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners / Calculators
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands / Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30, 2010	September 30, 2009	September 30, 2010
Cash flows from operating activities:
Consolidated net income	¥196,450	¥72,725	$2,338,690
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	198,033	234,528	2,357,536
Loss on disposal of property, plant and equipment	8,240	2,854	98,095
Deferred income taxes	3,588	10,244	42,714
Decrease in trade receivables	26,584	105,239	316,476
(Increase) decrease in inventories	(93,981)	87,088	(1,118,821)
Increase (decrease) in trade payables	110,507	(89,518)	1,315,560
Increase (decrease) in accrued income taxes	37,405	(38,160)	445,298
Increase (decrease) in accrued expenses	9,062	(20,647)	107,881
Increase in accrued (prepaid) pension
and severance cost	4,451	2,120	52,988
Other, net	19,088	8,054	227,238

Net cash provided by operating activities	519,427	374,527	6,183,655
Cash flows from investing activities:
Purchases of fixed assets	(136,735)	(261,890)	(1,627,798)
Proceeds from sale of fixed assets	1,666	8,529	19,833
Purchases of available-for-sale securities	(10,882)	(324)	(129,548)
Proceeds from sale and maturity of available-for-sale securities	241	437	2,869
Increase in time deposits, net	(40,132)	(17,813)	(477,762)
Acquisitions of subsidiaries, net of cash acquired	(55,604)	(2,979)	(661,952)
Purchases of other investments	(851)	(13,959)	(10,131)
Other, net	(905)	1,765	(10,773)

Net cash used in investing activities	(243,202)	(286,234)	(2,895,262)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,856	2,736	45,905
Repayments of long-term debt	(4,134)	(4,686)	(49,214)
Decrease in short-term loans, net	(74,002)	(174)	(880,976)
Dividends paid	(136,103)	(135,793)	(1,620,274)
Repurchases of treasury stock, net	(32,903)	(31)	(391,702)
Other, net	(24,672)	(3,433)	(293,715)

Net cash used in financing activities	(267,958)	(141,381)	(3,189,976)
Effect of exchange rate changes on cash and cash equivalents	(43,902)	7,548	(522,643)

Net change in cash and cash equivalents	(35,635)	(45,540)	(424,226)
Cash and cash equivalents at beginning of period	795,034	679,196	9,464,690

Cash and cash equivalents at end of period	¥759,399	¥633,656	$9,040,464

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. NOTE FOR GOING CONCERN ASSUMPTION
     Not applicable.
6. SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY BUSINESS UNIT

					Thousands of
Results for the third quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2010	September 30, 2009			September 30, 2010
Office
Net sales:
External customers	¥505,049	¥401,260	+	25.9	$6,012,488
Intersegment	1,866	2,385	-	21.8	22,214

Total	506,915	403,645	+	25.6	6,034,702

Operating cost and expenses	430,615	345,074	+	24.8	5,126,369

Operating profit	¥76,300	¥58,571	+	30.3	$908,333

Consumer
Net sales:
External customers	¥324,450	¥314,066	+	3.3	$3,862,500
Intersegment	323	431	-	25.1	3,845

Total	324,773	314,497	+	3.3	3,866,345

Operating cost and expenses	265,996	262,918	+	1.2	3,166,619

Operating profit	¥58,777	¥51,579	+	14.0	$699,726

Industry and Others
Net sales:
External customers	¥83,652	¥58,998	+	41.8	$995,857
Intersegment	26,122	24,364	+	7.2	310,976

Total	109,774	83,362	+	31.7	1,306,833

Operating cost and expenses	105,382	100,559	+	4.8	1,254,547

Operating profit (loss)	¥4,392	¥(17,197)		-	$52,286

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(28,311)	(27,180)		-	(337,035)

Total	(28,311)	(27,180)		-	(337,035)

Operating cost and expenses	6,734	5,784		-	80,167

Operating profit	¥(35,045)	¥(32,964)		-	$(417,202)

Consolidated
Net sales:
External customers	¥913,151	¥774,324	+	17.9	$10,870,845
Intersegment	-	-		-	-

Total	913,151	774,324	+	17.9	10,870,845

Operating cost and expenses	808,727	714,335	+	13.2	9,627,702

Operating profit	¥104,424	¥59,989	+	74.1	$1,243,143

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

					Thousands of
Results for the nine months	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2010	September 30, 2009			September 30, 2010
Office
Net sales:
External customers	¥1,431,626	¥1,172,907	+	22.1	$17,043,167
Intersegment	6,366	7,038	-	9.5	75,785

Total	1,437,992	1,179,945	+	21.9	17,118,952

Operating cost and expenses	1,205,821	1,031,163	+	16.9	14,355,012

Operating profit	¥232,171	¥148,782	+	56.0	$2,763,940

Consumer
Net sales:
External customers	¥977,741	¥887,107	+	10.2	$11,639,774
Intersegment	1,346	1,324	+	1.7	16,024

Total	979,087	888,431	+	10.2	11,655,798

Operating cost and expenses	806,044	780,082	+	3.3	9,595,762

Operating profit	¥173,043	¥108,349	+	59.7	$2,060,036

Industry and Others
Net sales:
External customers	¥229,668	¥195,129	+	17.7	$2,734,142
Intersegment	71,364	59,551	+	19.8	849,572

Total	301,032	254,680	+	18.2	3,583,714

Operating cost and expenses	305,019	295,676	+	3.2	3,631,178

Operating profit (loss)	¥(3,987)	¥(40,996)		-	$(47,464)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(79,076)	(67,913)		-	(941,381)

Total	(79,076)	(67,913)		-	(941,381)

Operating cost and expenses	17,446	23,295		-	207,691

Operating profit	¥(96,522)	¥(91,208)		-	$(1,149,072)

Consolidated
Net sales:
External customers	¥2,639,035	¥2,255,143	+	17.0	$31,417,083
Intersegment	-	-		-	-

Total	2,639,035	2,255,143	+	17.0	31,417,083

Operating cost and expenses	2,334,330	2,130,216	+	9.6	27,789,643

Operating profit	¥304,705	¥124,927	+	143.9	$3,627,440

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

					Thousands of
Results for the third quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2010	September 30, 2009			September 30, 2010
Japan
Net sales:
External customers	¥199,912	¥183,622	+	8.9	$2,379,905
Intersegment	504,522	455,645	+	10.7	6,006,214

Total	704,434	639,267	+	10.2	8,386,119

Operating cost and expenses	596,566	560,347	+	6.5	7,101,976

Operating profit	¥107,868	¥78,920	+	36.7	$1,284,143

Americas
Net sales:
External customers	¥244,674	¥211,600	+	15.6	$2,912,785
Intersegment	4,022	(94)		-	47,881

Total	248,696	211,506	+	17.6	2,960,666

Operating cost and expenses	242,572	206,860	+	17.3	2,887,761

Operating profit	¥6,124	¥4,646	+	31.8	$72,905

Europe
Net sales:
External customers	¥285,550	¥236,775	+	20.6	$3,399,405
Intersegment	462	1,295	–	64.3	5,500

Total	286,012	238,070	+	20.1	3,404,905

Operating cost and expenses	273,649	230,792	+	18.6	3,257,726

Operating profit	¥12,363	¥7,278	+	69.9	$147,179

Others
Net sales:
External customers	¥183,015	¥142,327	+	28.6	$2,178,750
Intersegment	192,854	160,266	+	20.3	2,295,881

Total	375,869	302,593	+	24.2	4,474,631

Operating cost and expenses	361,404	288,765	+	25.2	4,302,429

Operating profit	¥14,465	¥13,828	+	4.6	$172,202

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(701,860)	(617,112)		-	(8,355,476)

Total	(701,860)	(617,112)		-	(8,355,476)

Operating cost and expenses	(665,464)	(572,429)		-	(7,922,190)

Operating profit	¥(36,396)	¥(44,683)		-	$(433,286)

Consolidated
Net sales:
External customers	¥913,151	¥774,324	+	17.9	$10,870,845
Intersegment	-	-		-	-

Total	913,151	774,324	+	17.9	10,870,845

Operating cost and expenses	808,727	714,335	+	13.2	9,627,702

Operating profit	¥104,424	¥59,989	+	74.1	$1,243,143

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

					Thousands of
Results for the nine months	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2010	September 30, 2009			September 30, 2010
Japan
Net sales:
External customers	¥604,374	¥599,823	+	0.8	$7,194,929
Intersegment	1,457,204	1,175,120	+	24.0	17,347,666

Total	2,061,578	1,774,943	+	16.1	24,542,595

Operating cost and expenses	1,743,505	1,590,086	+	9.6	20,756,012

Operating profit	¥318,073	¥184,857	+	72.1	$3,786,583

Americas
Net sales:
External customers	¥711,328	¥602,836	+	18.0	$8,468,190
Intersegment	5,134	871	+	489.4	61,120

Total	716,462	603,707	+	18.7	8,529,310

Operating cost and expenses	698,834	597,292	+	17.0	8,319,453

Operating profit	¥17,628	¥6,415	+	174.8	$209,857

Europe
Net sales:
External customers	¥823,886	¥684,387	+	20.4	$9,808,167
Intersegment	2,650	2,232	+	18.7	31,547

Total	826,536	686,619	+	20.4	9,839,714

Operating cost and expenses	794,215	665,856	+	19.3	9,454,940

Operating profit	¥32,321	¥20,763	+	55.7	$384,774

Others
Net sales:
External customers	¥499,447	¥368,097	+	35.7	$5,945,797
Intersegment	528,637	368,561	+	43.4	6,293,298

Total	1,028,084	736,658	+	39.6	12,239,095

Operating cost and expenses	988,666	709,348	+	39.4	11,769,833

Operating profit	¥39,418	¥27,310	+	44.3	$469,262

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(1,993,625)	(1,546,784)		-	(23,733,631)

Total	(1,993,625)	(1,546,784)		-	(23,733,631)

Operating cost and expenses	(1,890,890)	(1,432,366)		-	(22,510,595)

Operating profit	¥(102,735)	¥(114,418)		-	$(1,223,036)

Consolidated
Net sales:
External customers	¥2,639,035	¥2,255,143	+	17.0	$31,417,083
Intersegment	-	-		-	-

Total	2,639,035	2,255,143	+	17.0	31,417,083

Operating cost and expenses	2,334,330	2,130,216	+	9.6	27,789,643

Operating profit	¥304,705	¥124,927	+	143.9	$3,627,440

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY
None.
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1)  GROUP POSITION
1.     Number of Group Companies

	September 30,2010	December 31,2009	Change
Subsidiaries	299	241	58
Affiliates	14	15	(1)
Total	313	256	57

2.     Change in Group Entities
Subsidiaries
Addition:           84 companies
Removal:           26 companies
Affiliates (Carried at Equity Basis)
Addition:             3 companies
Removal:             4 companies
3.     Subsidiaries Listed on Domestic Stock Exchange
    Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.
(2)  SIGNIFICANT ACCOUNTING POLICIES
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.
Oct. 27, 2010
CONSOLIDATED FINANCIAL RESULTS FOR
THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2010
SUPPLEMENTARY REPORT
This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2010			2009			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year

Japan
Office	88,935	280,695	-	89,674	281,972	374,275	-0.8%	-0.5%	-
Consumer	49,080	145,711	-	52,148	149,305	219,036	-5.9%	-2.4%	-
Industry and Others	21,904	71,174	-	20,041	73,468	109,033	+9.3%	-3.1%	-
Total	159,919	497,580	706,500	161,863	504,745	702,344	-1.2%	-1.4%	+0.6%
Overseas
Office	416,114	1,150,931	-	311,586	890,935	1,260,781	+33.5%	+29.2%	-
Consumer	275,370	832,030	-	261,918	737,802	1,080,158	+5.1%	+12.8%	-
Industry and Others	61,748	158,494	-	38,957	121,661	165,918	+58.5%	+30.3%	-
Total	753,232	2,141,455	3,003,500	612,461	1,750,398	2,506,857	+23.0%	+22.3%	+19.8%
Americas
Office	156,538	431,267	-	123,936	346,231	485,180	+26.3%	+24.6%	-
Consumer	80,142	260,710	-	82,419	241,826	367,035	-2.8%	+7.8%	-
Industry and Others	10,015	29,212	-	11,157	31,315	41,939	-10.2%	-6.7%	-
Total	246,695	721,189	1,012,800	217,512	619,372	894,154	+13.4%	+16.4%	+13.3%
Europe
Office	189,412	524,562	-	137,180	396,739	565,656	+38.1%	+32.2%	-
Consumer	91,500	284,073	-	94,950	272,775	405,173	-3.6%	+4.1%	-
Industry and Others	7,100	21,024	-	5,322	17,113	24,321	+33.4%	+22.9%	-
Total	288,012	829,659	1,184,200	237,452	686,627	995,150	+21.3%	+20.8%	+19.0%
Other areas
Office	70,164	195,102	-	50,470	147,965	209,945	+39.0%	+31.9%	-
Consumer	103,728	287,247	-	84,549	223,201	307,950	+22.7%	+28.7%	-
Industry and Others	44,633	108,258	-	22,478	73,233	99,658	+98.6%	+47.8%	-
Total	218,525	590,607	806,500	157,497	444,399	617,553	+38.7%	+32.9%	+30.6%
Intersegment
Office	1,866	6,366	-	2,385	7,038	10,020	-21.8%	-9.5%	-
Consumer	323	1,346	-	431	1,324	1,966	-25.1%	+1.7%	-
Industry and Others	26,122	71,364	-	24,364	59,551	83,047	+7.2%	+19.8%	-
Eliminations	(28,311)	(79,076)	-	(27,180)	(67,913)	(95,033)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	506,915	1,437,992	1,983,600	403,645	1,179,945	1,645,076	+25.6%	+21.9%	+20.6%
Consumer	324,773	979,087	1,391,000	314,497	888,431	1,301,160	+3.3%	+10.2%	+6.9%
Industry and Others	109,774	301,032	428,000	83,362	254,680	357,998	+31.7%	+18.2%	+19.6%
Eliminations	(28,311)	(79,076)	(92,600)	(27,180)	(67,913)	(95,033)	-	-	-
Total	913,151	2,639,035	3,710,000	774,324	2,255,143	3,209,201	+17.9%	+17.0%	+15.6%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2010			2009			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year

Office
External customers	505,049	1,431,626	1,975,900	401,260	1,172,907	1,635,056	+25.9%	+22.1%	+20.8%
Intersegment	1,866	6,366	7,700	2,385	7,038	10,020	-21.8%	-9.5%	-23.2%

Total sales	506,915	1,437,992	1,983,600	403,645	1,179,945	1,645,076	+25.6%	+21.9%	+20.6%

Operating profit	76,300	232,171	293,000	58,571	148,782	229,396	+30.3%	+56.0%	+27.7%
% of sales	15.1%	16.1%	14.8%	14.5%	12.6%	13.9%	-	-	-

Consumer
External customers	324,450	977,741	1,389,500	314,066	887,107	1,299,194	+3.3%	+10.2%	+7.0%
Intersegment	323	1,346	1,500	431	1,324	1,966	-25.1%	+1.7%	-23.7%

Total sales	324,773	979,087	1,391,000	314,497	888,431	1,301,160	+3.3%	+10.2%	+6.9%

Operating profit	58,777	173,043	245,000	51,579	108,349	183,492	+14.0%	+59.7%	+33.5%
% of sales	18.1%	17.7%	17.6%	16.4%	12.2%	14.1%	-	-	-

Industry and Others
External customers	83,652	229,668	344,600	58,998	195,129	274,951	+41.8%	+17.7%	+25.3%
Intersegment	26,122	71,364	83,400	24,364	59,551	83,047	+7.2%	+19.8%	+0.4%

Total sales	109,774	301,032	428,000	83,362	254,680	357,998	+31.7%	+18.2%	+19.6%

Operating profit	4,392	(3,987)	(2,000)	(17,197)	(40,996)	(75,956)	-	-	-
% of sales	4.0%	-1.3%	-0.5%	-20.6%	-16.1%	-21.2%	-	-	-

Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(28,311)	(79,076)	(92,600)	(27,180)	(67,913)	(95,033)	-	-	-

Total sales	(28,311)	(79,076)	(92,600)	(27,180)	(67,913)	(95,033)	-	-	-

Operating profit	(35,045)	(96,522)	(146,000)	(32,964)	(91,208)	(119,877)	-	-	-

Consolidated
External customers	913,151	2,639,035	3,710,000	774,324	2,255,143	3,209,201	+17.9%	+17.0%	+15.6%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	913,151	2,639,035	3,710,000	774,324	2,255,143	3,209,201	+17.9%	+17.0%	+15.6%

Operating profit	104,424	304,705	390,000	59,989	124,927	217,055	+74.1%	+143.9%	+79.7%
% of sales	11.4%	11.5%	10.5%	7.7%	5.5%	6.8%	-	-	-

							(P)=Projection

3. OTHER INCOME / DEDUCTIONS							(Millions of yen)
	2010			2009			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year

Interest and dividend, net	1,337	3,127	4,400	950	3,520	4,866	+387	(393)	(466)
Forex gain / loss	1,340	3,535	4,500	310	(1,643)	1,842	+1,030	+5,178	+2,658
Equity earnings / loss of affiliated companies	(1,853)	11,022	11,000	(109)	(12,122)	(12,649)	(1,744)	+23,144	+23,649
Other, net	3,578	(12,060)	(19,900)	2,408	6,752	8,241	+1,170	(18,812)	(28,141)

Total	4,402	5,624	0	3,559	(3,493)	2,300	+843	+9,117	(2,300)

							(P)=Projection

- S2 -

Canon Inc.
4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2010			2009
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year

Office
Monochrome copiers	15%	16%	16%	19%	20%	20%
Color copiers	16%	17%	17%	18%	20%	19%
Other printing devices	50%	51%	49%	56%	52%	53%
Others	19%	16%	18%	7%	8%	8%

Consumer
Cameras	71%	70%	69%	68%	67%	68%
Inkjet printers	24%	24%	25%	25%	25%	25%
Others	5%	6%	6%	7%	8%	7%

Industry and Others
Lithography equipment	26%	22%	23%	16%	22%	19%
Others	74%	78%	77%	84%	78%	81%

						(P)=Projection
5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2010

	3rd quarter	YTD	Year (P)

Office
Japan	-0.8%	-0.5%	-
Overseas	+46.7%	+37.4%	-

Total	+35.7%	+28.1%	+27.7%

Consumer
Japan	-5.9%	-2.4%	-
Overseas	+18.0%	+20.6%	-

Total	+14.0%	+16.7%	+14.4%

Industry and Others
Japan	+9.3%	-3.1%	-
Overseas	+64.6%	+33.1%	-

Total	+34.5%	+19.6%	+21.2%

Total
Japan	-1.2%	-1.4%	+0.6%
Overseas	+35.5%	+30.0%	+28.6%
Americas	+22.6%	+23.3%	+21.3%
Europe	+39.9%	+31.7%	+30.8%
Other areas	+46.8%	+36.9%	+35.5%

Total	+27.9%	+23.0%	+22.5%

			(P)=Projection

- S3 -

Canon Inc.
6. PROFITABILITY

	2010		2009
	YTD	Year (P)	YTD	Year

ROE *1	9.6%	9.1%	3.5%	4.9%

ROA *2	6.5%	6.2%	2.4%	3.4%

*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity				(P)=Projection
*2 Based on Net Income attributable to Canon Inc.
7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates				(Yen)

	2010			2009
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	Year

Yen/US$	85.79	80.00	86.69	93.46	93.21
Yen/Euro	110.61	115.00	116.32	133.60	130.46

					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2010
	3rd quarter	Year (P)

US$	(27.7)	(104.3)
Euro	(36.6)	(95.2)
Other currencies	(5.3)	(2.4)

Total	(69.6)	(201.9)

		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2010
	4th quarter (P)

On sales
US$	5.4
Euro	2.5

On operating profit
US$	2.7
Euro	1.5

	(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2010		2009
	3rd quarter	Year (P)	3rd quarter	Year

Net cash provided by operating activities	170,852	675,000	185,826	611,235

Net cash used in investing activities	(66,220)	(340,000)	(67,902)	(370,244)

Free cash flow	104,632	335,000	117,924	240,991

Net cash used in financing activities	(117,353)	(270,000)	(70,021)	(142,379)

Effect of exchange rate changes on cash and cash equivalents	423	(50,000)	(17,812)	17,226

Net change in cash and cash equivalents	(12,298)	15,000	30,091	115,838

Cash and cash equivalents at end of period	759,399	810,000	633,656	795,034

				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE	(Millions of yen)

	2010		2009
	3rd quarter	Year (P)	3rd quarter	Year

Office	23,789	-	18,580	78,872
Consumer	20,382	-	18,098	74,131
Industry and Others	5,360	-	6,234	23,300
Corporate and Eliminations	27,543	-	30,815	128,297

Total	77,074	315,000	73,727	304,600

% of sales	8.4%	8.5%	9.5%	9.5%

	(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION				(Millions of yen)

	2010		2009
	3rd quarter	Year (P)	3rd quarter	Year

Increase in PP&E	32,417	190,000	35,996	216,128
Depreciation and amortization	72,065	290,000	79,525	315,393

	(P)=Projection

11. INVENTORIES
(1) Inventories			(Millions of yen)

	2010	2009	Difference
	Sep.30	Dec.31

Office	207,727	144,941	+62,786
Consumer	142,344	113,975	+28,369
Industry and Others	120,646	114,325	+6,321

Total	470,717	373,241	+97,476

(2) Inventories/Sales*			(Days)

	2010	2009	Difference
	Sep.30	Dec.31

Office	37	30	+7
Consumer	38	29	+9
Industry and Others	133	158	(25)

Total	46	39	+7

*Index based on the previous six months sales.

12. DEBT RATIO

	2010	2009	Difference
	Sep.30	Dec.31

Total debt / Total assets	0.3%	0.3%	0.0%

13. OVERSEAS PRODUCTION RATIO

	2010	2009
	YTD	Year

Overseas production ratio	49%	40%

14. NUMBER OF EMPLOYEES

	2010	2009	Difference
	Sep.30	Dec.31

Japan	72,792	73,635	(843)
Overseas	125,541	95,244	+30,297

Total	198,333	168,879	+29,454

- S5 -